UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Netease.com, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

64110 W102 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. This Amendment No. 4 to Schedule 13G is deemed to amend the Schedule 13G filed with the U.S. Securities and Exchange Commission on January 31, 2001, Amendment No. 1 to Schedule 13G filed on February 17, 2004, Amendment No. 2 to Schedule 13G filed on February 7, 2005 and Amendment No. 3 to Schedule 13G filed on February 10, 2006.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64110W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Mr. William Lei Ding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

1,506,000,000
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

1,506,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,506,000,000 ordinary shares (1,406,000,000 ordinary shares and 4,000,000 American Depositary Shares representing 100,000,000 ordinary shares) held in the name of Shining Globe International Limited, a British Virgin Islands company and a reporting person listed on the next page of this statement on Schedule 13G. Mr. William Lei Ding is the sole beneficial owner of Shining Globe International Limited.

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

47.14%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 64110W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Shining Globe International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

1,506,000,000
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

1,506,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,506,000,000 ordinary shares (1,406,000,000 ordinary shares and 4,000,000 American Depositary Shares representing 100,000,000 ordinary shares) held in the name of Shining Globe International Limited. Mr. William Lei Ding is the sole beneficial owner of Shining Globe International Limited.

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

47.14%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1	(a).	NAME OF ISSUER

This statement relates to the Ordinary Shares (the “Ordinary Shares”) of the issuer, Netease.com, Inc., a Cayman Islands company (the “Company”).

Item 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Company are located at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, The People’s Republic of China 100086.

Item 2.		Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this statement on Schedule 13G on behalf of Mr. William Lei Ding, a citizen of The People’s Republic of China (“Mr. Ding”) and Shining Globe International Limited, a British Virgin Islands company (“Shining Globe”) (each a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Ding is the sole beneficial owner of Shining Globe International Limited. Consequently, Mr. Ding may be deemed to control Shining Globe International Limited and share with Shining Globe voting and dispositive power over the Ordinary Shares of the Company held by it.

MR. DING

		(a)	Name of Person Filing:

William Lei Ding

		(b)	Address of Principal Business Office:

c/o Netease.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, The People’s Republic of China 100086

		(c)	Citizenship:

The People’s Republic of China

		(d)	Title of Class of Securities:

Ordinary Shares

		(e)	CUSIP Number:

64110 W102

SHINING GLOBE

		(a)	Name of Person Filing:

Shining Globe International Limited

		(b)	Address of Principal Business Office:

c/o Netease.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, The People’s Republic of China 100086

		(c)	Place of Organization:

Shining Globe is organized under the laws of the British Virgin Islands.

		(d)	Title of Class of Securities:

Ordinary Shares

		(e)	CUSIP Number:

64110 W102

Item 3.		IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(B) OR 240.13d-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

		(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

		(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

		(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

		(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

		(e)	☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

		(f)	☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

		(g)	☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

		(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit (Insurance Act (12 U.S.C. 1813)

		(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

		(j)	☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.	OWNERSHIP

The following information with respect to the ownership of the Ordinary Shares of the Company by the persons filing this statement is provided as of December 31, 2006. The percentage amounts are based on 3,195,024,725 Ordinary Shares outstanding as of December 31, 2006, as derived from the Company’s corporate records.

Because MR. Ding is the sole beneficial owner of Shining Globe, Mr. Ding may be deemed to control Shining Globe and share voting and dispositive power with Shining Globe over such Ordinary Shares of the Company held by it.

MR. DING

	(a)	Amount beneficially owned:

1,506,000,000

	(b)	Percent of class:

47.14%

	(c)	Number of shares as to which such person has:

		i.	sole power to vote or to direct the vote:

0

		ii.	shared power to vote or to direct the vote:

1,506,000,000

		iii.	sole power to dispose or to direct the disposition:

0

		iv.	shared power to dispose or to direct the disposition:

1,506,000,000

SHINING GLOBE

	(a)	Amount beneficially owned:

1,506,000,000

	(b)	Percent of class:

47.14%

	(c)	Number of shares as to which such person has:

		i.	sole power to vote or to direct the vote:

0

		ii.	shared power to vote or to direct the vote:

1,506,000,000

		iii.	sole power to dispose or to direct the disposition:

0

		iv.	shared power to dispose or to direct the disposition:

1,506,000,000

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person as ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

The subsidiary, Shining Globe International Limited, which acquired the security being reported on is a Reporting Person in this statement on Schedule 13G.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The members of this group are set forth as Reporting Persons in this statement on Schedule 13G.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

/s/ William Lei Ding
Mr. William Lei Ding

Shining Globe International Limited

By:	/s/ William Lei Ding
Name:	William Lei Ding
Title:	Sole Beneficial Owner and Manager